Exhibit 2.3
FIRST AMENDMENT
TO THE
BEVERLY ENTERPRISES, INC.
ENHANCED SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
(Effective January 1, 2004)
     First Amendment made this _________ day of December 2005, by Beverly Enterprises Corporation (the “Corporation”).
WITNESSETH
     WHEREAS, the Corporation sponsors the Beverly Enterprises, Inc. Enhanced Supplemental Executive Retirement Plan, effective January 1, 2004 (the “Plan”);
     WHEREAS, the Plan is an unfunded plan maintained primarily to provide deferred compensation and retirement benefits for a select group of management or highly compensated employees within the meaning of sections 201, 301, and 401 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is therefore exempt from the provisions of Parts 2, 3, and 4 of Title I of ERISA;
     WHEREAS, although it is not required, pursuant to Article 8 of the Plan, the Corporation has established a grantor trust to provide for the payment of certain benefits from the Plan, provided that the assets of such trust are subject to the claims of the Corporation’s general creditors upon its bankruptcy or insolvency (the “Rabbi Trust”);
     WHEREAS, Article 12 of the Plan provides that prior to a Change in Control (as defined in the Plan), which has not occurred, the Corporation or Committee may amend, modify, or terminate the Plan at any time, provided that no such amendment or termination may in any material manner adversely affect any Participant’s rights to any amount already deferred or credited, or deemed earnings on such amounts, up to the point of the amendment or termination, without the Participant’s consent;
     WHEREAS, Section 14 of the Rabbi Trust provides that the Rabbi Trust shall not terminate until the date on which Plan participants and their beneficiaries are no longer entitled to benefits pursuant to the terms of the Plan and that, upon termination of the Rabbi Trust, any assets remaining in the Rabbi Trust shall be returned to the Company;
     WHEREAS, IRS Notice 2005-1 (Q&A-20(a)) provides that a nonqualified deferred compensation plan may be amended to terminate the plan, and to distribute the earned and vested amounts subject to such termination during 2005, and that such an amendment will not violate Section 409A(a)(2), (3), or (4) of the Internal Revenue Code of 1986 (the “Code”), as long as (i) the amendment is enacted and effective in 2005 and (ii) such earned and vested amounts are included in participants’ income in 2005;
     WHEREAS, by resolutions dated December 20, 2005, the Board of Directors of the Corporation has directed that the Plan be amended to provide for its termination in accordance with Article 12 of the Plan and that the Rabbi Trust be terminated in accordance with Section 14 of the Rabbi Trust;

     NOW, THEREFORE, the Plan is hereby amended, effective as of December ___, 2005, to insert a new paragraph at the end of Article 12 that provides in its entirety as follows:
     Termination of the Plan. Notwithstanding any provisions of the Plan to the contrary, the Plan shall be terminated as of December ___, 2005 (the “Termination Date”). Immediately before the termination of the Plan, each Participant who has not terminated employment as of the Termination Date shall be fully vested in his Account under the Plan plus the present value (using as a discount rate 6.5% per annum) of the contributions that would have been made to such Participant’s ESERP account if he had become an Inactive Participant until he reached ESERP’s Distribution Eligibility Requirement, plus earnings on the foregoing amounts at a rate of 6.5% per annum from the Termination Date to the date of the final distribution. All assets held in the Rabbi Trust shall be converted to cash and provided to the Company, which shall distribute to the Participants and their beneficiaries their entire benefit (as described in this paragraph) in a single lump-sum payment on or before December 31, 2005. Following such distribution, the Company shall have no further obligation to Participants or their beneficiaries under the Plan, and no Participant or beneficiary shall be entitled to any additional benefit under the Plan.
     IN WITNESS WHEREOF, the Corporation has caused this First Amendment to the Enhanced Supplemental Executive Retirement Plan to be executed by a duly authorized representative as of the day and year first written above, and to be effective as stated herein.

BEVERLY ENTERPRISES, INC.

By:

Its: